CUSIP No. 093679108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)1

Blockbuster Inc.

(Name of Issuer)

Class A common stock, par value $.01 per share

(Title of Class of Securities)

093679108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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No Exhibit Index

CUSIP No. 093679108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Daniel P. Wimsatt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 2,500,000
6. Shared Voting Power 0
7. Sole Dispositive Power 2,500,000
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9): 2.1%
12.	Type of Reporting Person (See Instructions) IN

2 of 9 Pages

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CUSIP No. 093679108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). aAd Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 2,500,000
6. Shared Voting Power 0
7. Sole Dispositive Power 2,500,000
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9): 2.1%
12.	Type of Reporting Person (See Instructions) OO

3 of 9 Pages

No Exhibit Index

CUSIP No. 093679108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). aAd Capital Management L.P
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 2,500,000
6. Shared Voting Power 0
7. Sole Dispositive Power 2,500,000
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9): 2.1%
12.	Type of Reporting Person (See Instructions) PN, IA

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CUSIP No. 093679108

Item 1.

	(a)	Name of Issuer – Blockbuster Inc. (“Company”)

	(b)	Address of Issuer’s Principal Executive Offices – 1201 Elm Street, Dallas, Texas 75270

Item 2.

	(a)	Name of Persons Filing – (1) Daniel P. Wimsatt (“Mr. Wimsatt”); (2) aAd Capital LLC (“aAd Capital”); and (3) aAd Capital Management L.P. (“aAd Capital Management”), collectively, the “Reporting Persons,” each, a “Reporting Person,” each, a “Reporting Person.”

	(b)	Address of Principal Business Office or, if none, Residence – 420 Stevens Avenue, Suite 210, Solana Beach, California 92075

	(c)	Citizenship – (1) United States of America; (2) Delaware ; and (3) Delaware

	(d)	Title of Class of Securities – Class A common stock, par value $.01 per share of the Company (“Issuer Common Stock” or “Shares”).

	(e)	CUSIP Number- 093679108

Item 3.

If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) (as to aAd Capital Management).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (as to Mr. Wimsatt and aAd Capital).

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP No. 093679108

Item 4.

Ownership

(a)

Amount beneficially owned – Mr. Wimsatt is the manager of aAd Capital. aAd Capital is the general partner of aAd Capital Management L.P. aAd Capital Management L.P. is the general partner and investment adviser of aAd Partners L.P. (“aAd Partners”).

As of December 31, 2008, the Reporting Persons’ beneficial ownership were as follows:

(i) aAd Capital Management beneficially owned 2,500,000 Shares, consisting of 2,500,000 Shares held by aAd Partners; (ii) aAd Capital beneficially owned 2,500,000 Shares, consisting of the 2,500,000 Shares beneficially owned by aAd Capital Management, and (iii) Mr. Wimsatt beneficially owned 2,500,000, consisting of the 2,500,000 Shares beneficially owned by aAd Capital.

The Reporting Persons have, within the ordinary course of business, purchased securities of the Company. The Reporting Persons have not acquired securities in the Company with the purpose, nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. The Reporting Persons have purchased, and may in the future purchase, shares on the open market at prevailing prices.

	(b)	Percent of class – As of December 31, 2008, the Reporting Persons’ beneficial ownership, based on 120,775,084 shares of Issuer Common Stock outstanding on November 7, 2008, as disclosed by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2008, were as follows: (i) aAd Capital Management beneficially owned 2.1% of the outstanding Issuer Common Stock; (ii) aAd Capital beneficially owned 2.1% of the outstanding Issuer Common Stock; and (iii) Mr. Wimsatt beneficially owned 2.1% of the outstanding Issuer Common Stock.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct voting - aAd Capital Management, as general partner and investment adviser of aAd Partners; aAd Capital, as general partner of aAd Capital Management; and Mr. Wimsatt, as manager of aAd Capital, each have the sole power to vote or to direct the vote of 2,500,000 Shares.

		(ii)	Shared power to vote or to direct voting – No Reporting Person has shared power with respect to the voting or direction of voting with respect to the Shares they beneficially own.

		(iii)	Sole power to dispose or to direct disposition - aAd Capital Management, as investment adviser and general partner of aAd Partners; aAd Capital, as general partner of aAd Capital Management; and Mr. Wimsatt, as manager of aAd Capital, each have the sole power to dispose or direct the disposition of 2,500,000 Shares.

		(iv)	Shared power to dispose or to direct disposition – No Reporting Person has shared power with respect to the disposition or direction to dispose of the Shares they beneficially own.

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CUSIP No. 093679108

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

Not applicable.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 093679108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

aAd Capital LLC

By:	/s/ Daniel P. Wimsatt
Title:	Manager

aAd Capital Management L.P.

By:	aAd Capital LLC, General Partner

	By:	/s/ Daniel P. Wimsatt
	Title:	Manager

Daniel P. Wimsatt, in his individual capacity

/s/ Daniel P. Wimsatt

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CUSIP No. 093679108

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock, $.01 par value per share, of Blockbuster Inc., and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this agreement this 17th day of February, 2009.

aAd Capital LLC

By:	/s/ Daniel P. Wimsatt
Title:	Manager

aAd Capital Management L.P.

By:	aAd Capital LLC, General Partner

	By:	/s/ Daniel P. Wimsatt
	Title:	Manager

Daniel P. Wimsatt, in his individual capacity

/s/ Daniel P. Wimsatt

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